MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2015 and 2014

Dated August 11, 2015

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Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six months ended June 30, 2015 (“Q2 2015” and “Q2 YTD 2015”, respectively). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2014 and 2013 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2015 and 2014 (“interim financial statements”) prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s wholly owned subsidiaries. This MD&A contains “forward looking information” that is subject to risk factors set out in the cautionary note herein. This discussion covers Q2 2015, Q2 YTD 2015 and the three and six months ended June 30, 2014 (“Q1 2014” and “Q2 YTD 2014”, respectively) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD$”), the Company’s functional currency, unless otherwise indicated. Tabular amounts are presented in thousands of USD$, except where otherwise noted. Information for this MD&A is prepared as at August 11, 2015.

BUSINESS OVERVIEW

Tahoe is a Canadian public mineral exploration, development and mine operating company whose common shares are listed on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima (“BVL”) in Perú under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activity is to profitably operate the Escobal mine, a silver mining operation located in southeastern Guatemala and the La Arena mine, a gold mining operation located in northwestern Peru. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals in the Americas.

At the date of this MD&A, the Company’s commercial operations include the Escobal mine, which contains high-grade silver, gold, lead, and zinc mineralization, and the La Arena mine, which contains a gold oxide deposit. Operating the Escobal and La Arena mines as profitable mines will require that Tahoe consistently meet production targets and effectively manage costs.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 2015 HIGHLIGHTS

CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION(1)

•

Escobal mine mill throughput totaled 390,177 tonnes and averaged 4,288 tonnes per day (“tpd”). At La Arena, 3.2 million tonnes of ore were mined at a strip ratio of 1.72. Ore placed on the leach pads totaled 3.4 million tonnes.

•	The Escobal mine produced metal concentrates containing 4.5 million ounces of silver, 2,069 ounces of gold, 1,958 tonnes of lead and 2,954 tonnes of zinc. La Arena produced 60,282 gold ounces in doré.
•	Sales consisted of 3.8 million ounces of silver, 61,734 ounces of gold, 1,602 tonnes of lead and 2,507 tonnes of zinc resulting in revenues of $133.8 million.
•	Mine operating earnings(2) totaled $19.7 million, compared to $56.5 million for Q2 2014.
•	Earnings from operations(2) for Q2 2015 were $2.6 million, compared to earnings of $45.2 million for Q2 2014.
•

Loss and total comprehensive loss for Q2 2015 were $9.3 million resulting in basic and diluted loss per share of $0.04 and $0.04, respectively, compared to Q2 2014 net earnings and total comprehensive income of $36.1 million resulting in a basic and diluted earnings per share of $0.25 and $0.24, respectively.

•	Cash flow provided by operating activities before changes in working capital(1)(2) for Q2 2015 was $28.0 million compared to $58.9 million for Q2 2014.
•	Total cash costs net of by-product credits(3)(4) were $9.27 per silver ounce produced and $540 per gold ounce produced compared to $5.65 and $nil for Q2 2014.
•	All-in sustaining costs net of by-product credits(3)(5) were $12.87 per silver ounce produced and $664 per gold ounce produced compared to $8.04 and $nil for Q2 2014.
•	The Company declared and paid dividends of $13.6 million to shareholders during Q2 2015.

(1)	Comparative Q2 2014 numbers exclude operational and financial information from the Rio Alto Mining Limited (“Rio Alto”).
(2)	Refer to the “Additional GAAP Measures” section of this MD&A.
(3)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.
(4)

Total cash costs net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 and $0.79 for Q2 2015 and Q2 YTD 2015, respectively.

(5)	All-in sustaining costs net of by-product credits per silver ounce produced exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.

RECENT DEVELOPMENTS

REVOLVING CREDIT FACILITY

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. The Revolving Facility will bear interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is determined based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.56% and 0.81% . The term for the Revolving Facility is 3 years. Proceeds from the loan may be used for general corporate purposes. The Company is currently in compliance with all covenants associated with the Revolving Facility.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CHIEF EXECUTIVE OFFICER RESIGNATION

On August 4, 2015, Mr. Alex Black resigned as Director and Chief Executive Officer (“CEO”) of the Company and its Executive Chair, Mr. Kevin McArthur, assumed the CEO’s duties.

CORPORATE GENERAL AND ADMINISTRATIVE COSTS

Following the acquisition of Rio Alto, the Company is undertaking a comprehensive review of overheads, with a goal of reductions of at least $4.0 million in annual corporate general and administrative costs by 2016. The Board of Directors has approved a 20 percent salary reduction for the Executive Chair, a 10 percent reduction in annual retainer fees for the board of directors, a five percent salary cut for senior executives of the Company and a hiring freeze at the corporate level.

During Q3 2015, the Company will develop a plan to integrate corporate office functions and will be reviewing all consulting arrangements within the corporation.

BUSINESS COMBINATION WITH RIO ALTO

On April 1, 2015, the Company completed the Plan of Arrangement (“Arrangement”) with Rio Alto resulting in a business combination of the two companies. Pursuant to the Arrangement and effective upon closing, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Arrangement, Tahoe has issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe had 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued for total proceeds of CAD$21.2 million.

Total consideration paid was based on the April 1, 2015 price of Tahoe Shares on the TSX of CAD$14.21 and a CAD$ to USD$ foreign exchange rate of 0.7929 and is comprised of the following:

	Number of	Number of
	Shares Issued	Shares Issuable	Fair Value
Tahoe Shares	75,991,381	-	$856,198
Options(1)(2)	-	3,374,449	11,536
Cash	-	-	272
Total consideration	75,991,381	3,374,449	$868,006

(1)	The fair values of the Options were determined using the Black-Scholes option pricing model.

(2)	The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD$) of the Options are as follows:

Options
Share price	$14.21
Exercise price	$6.13 – 23.13
Expected volatility	42.36% – 54.99%
Expected life (years)	0.08 – 4.55
Expected dividend yield	1.69%
Risk-free interest rate	0.49% – 0.57%
Fair value	$0.49 – 7.98

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. Transaction costs associated with the acquisition and incurred by Rio Alto were recognized in Q1 2015. Transaction costs incurred by the Company relating to the acquisition were recognized in Q2 2015, upon closing of the Arrangement.

As at the date of these interim financial statements, allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets and liabilities assumed, measuring the associated future income tax assets and liabilities, and determining the value of goodwill, if any.

A preliminary allocation of the purchase price is as follows:

Net assets acquired
Cash and cash equivalents	$61,713
Other current and non-current assets	78,454
Mineral interests	1,020,006
Goodwill(1)	45,112
Current liabilities	(94,592)
Warrant liability(2)(3)	(5,837)
Reclamation and closure cost obligations	(21,845)
Other long-term liabilities	(19,280)
Future income tax liabilities	(195,725)
$868,006

(1)

Goodwill of $45.1 million was recognized as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)	The fair value of the warrant liability was determined using the Black-Scholes option pricing model.
(3)	The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD$) of the warrant liability are as follows:

Warrants
Share price	$14.21
Exercise price	$10.55
Expected volatility	46.60%
Expected life (years)	0.03
Expected dividend yield	1.69%
Risk-free interest rate	0.49%
Fair value	$3.66

Rio Alto’s principal mining properties are its 100% owned La Arena gold mine and its 100% owned Shahuindo gold project, an advanced-stage, oxide deposit located in northwestern Peru.

The acquisition supports the Company’s growth strategy by adding an already operating high quality, high margin asset which, along with the Shahuindo project, will increase the sustainable production level, contribute to cash flow and to diversify the Company’s operations.

For additional details, see the news releases dated February 9, 2015, February 25, 2015 and April 1, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q2 2015 and Q2 YTD 2015 and the comparative periods is as follows:

				Q2 YTD		Q2 YTD
	Q2 2015	Q2 2014	(1)	2015	(2)	2014	(1)
Metal Sold
Silver (000’s ozs)	3,840	4,805		8,480		8,974
Gold (ozs)	61,734	2,142		63,907		4,548
Lead (t)	1,602	2,670		3,812		5,052
Zinc (t)	2,507	3,066		6,002		5,320
Realized Price
Silver in concentrate (per oz)	$15.29	$20.82		$16.32		$20.56
Gold in concentrate (per oz)	$1,089	$1,383		$1,157		$1,367
Gold in doré (per oz)	$1,182	$-		$1,182		$-
Lead (per t)	$2,330	$2,200		$2,002		$2,097
Zinc (per t)	$2,127	$2,245		$2,066		$2,123
LBMA/LME Price(3)
Silver (per oz)	$16.41	$19.62		$16.56		$20.05
Gold (per oz)	$1,193	$1,288		$1,206		$1,290
Lead (per t)	$1,947	$2,095		$1,876		$2,101
Zinc (per t)	$2,195	$2,073		$2,138		$2,051
Revenues	$133,812	$104,717		$219,094		$194,590
Earnings from operations	$2,615	$45,198		$41,303		$78,689
(Loss) earnings attributable to common shareholders	$(9,339)	$36,107		$22,551		$60,918
(Loss) earnings per common share
Basic	$(0.04)	$0.25		$0.12		$0.42
Diluted	$(0.04)	$0.24		$0.12		$0.41
Dividends paid	$13,589	$-		$22,450		$-
Cash flow provided by operating activities	$34,450	$17,679		$60,224		$39,229
Cash and cash equivalents	$112,222	$51,506		$112,222		$51,506
Total assets	$2,176,837	$963,089		$2,176,837		$963,089
Total long-term liabilities	$243,402	$4,915		$243,402		$4,915
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$9.27	$5.65		$8.17		$6.08
All-in sustaining costs per silver ounce net of by-product credits(4)(6)	$12.87	$8.04		$11.31		$8.94
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$540	$-		$540		$-
All-in sustaining costs per gold ounce net of by-product credits(4)	$664	$-		$664		$-

(1)	Comparative Q2 2014 and Q2 YTD 2014 numbers exclude operational and financial information from Rio Alto.
(2)	Q2 YTD 2015 numbers include operational and financial information from the La Arena mine beginning April 1, 2015, the date of acquisition.
(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Refer to the “Non-GAAP Financial Measures” and the “Additional GAAP Measures” sections of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 and $0.79 for Q2 2015 and Q2 YTD 2015, respectively.

(6)	All-in sustaining costs net of by-product credits per silver ounce produced exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Basis of Presentation

The quarterly and year-to-date results presented are prepared in accordance with IFRS except as noted. The Company’s significant accounting policies are outlined within note 3 of the Company’s interim financial statements and the annual financial statements. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements, except as disclosed in notes 3 and 4 of the interim financial statements.

Q2 YTD 2015 vs. Q2 YTD 2014

The Company generated earnings of $22.6 million for Q2 YTD 2015 compared to $60.9 million for Q2 YTD 2014 as a result of the following factors (comparative 2014 data excludes Rio Alto):

Revenues

Commercial operations at the Escobal mine commenced in Q1 2014 at which time the Company recorded its first revenues.

During Q2 YTD 2015, the Company sold in concentrate 8.5 million silver ounces and 3,685 gold ounces at realized prices of $16.32 and $1,157 per ounce, respectively, compared to 9.0 million silver ounces, 4,548 gold ounces at realized prices of $20.56 and $1,367 per ounce, respectively during Q2 YTD 2014. During Q2 YTD 2015, the Company sold 60,222 ounces of gold in doré at an average realized price of $1,182 per ounce. There were no doré sales prior to the acquisition of Rio Alto during Q2 2015.

During Q2 YTD 2015, the Company sold in concentrate 3,812 tonnes of lead and 6,002 tonnes of zinc at realized prices of $2,002 and $2,066 per tonne, respectively, compared to 2,097 tonnes of lead and 2,123 tonnes of zinc at realized prices of $2,101 and $2,051 per tonne, respectively, during Q2 YTD 2014.

Although silver in concentrate sales decreased by approximately 6% during Q2 YTD 2015 when compared to Q2 YTD 2014, and realized silver metal prices decreased by approximately 21%, gold sales increased due to the acquisition of Rio Alto, resulting in revenues of $219.1 million, net of treatment and refining charges for Q2 YTD 2015, compared to $194.6 million in revenues for Q2 YTD 2014. This resulted in an increase in revenues of approximately $24.5 million or 13%.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at June 30, 2015 includes 3.1 million silver ounces and 1,391 gold ounces at $15.56 and $1,172 per ounce, respectively and 1,373 and 2,306 tonnes of lead and zinc at $1,754 and $1,993 per tonne, respectively.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $102.5 million for Q2 YTD 2015 compared to $62.9 million during Q2 YTD 2014. The increase is primarily due to the inclusion of production costs relating to the La Arena mine, acquired in Q2 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Royalties

During Q2 YTD 2015 royalty expense to Guatemalan government agencies was $21.2 million compared to $10.5 million in Q2 YTD 2014. This is primarily due to the increase in royalties from 5% to 10% beginning in Q1 2015 combined with a full six months of production and sales compared to lower production and sales during the beginning of commercial production and ramp-up in Q2 YTD 2014. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q2 YTD 2015, depreciation and depletion was $30.8 million compared to $21.5 million in Q2 YTD 2014. This increase is primarily due to the inclusion of $8.5 million of depletion and depreciation relating to the fair value of the La Arena mine which was acquired in Q2.

Other operating expenses

Exploration expenses

Exploration expenses were $2.5 million for Q2 YTD 2015 compared to $2.5 million in Q2 YTD 2014. While fewer metres were drilled during the current quarter at the Escobal mine, the decrease was offset primarily by the inclusion of exploration expenses relating to the acquisition of Rio Alto during Q2 YTD.

General and administrative expenses

General and administrative expenses were $20.9 million for Q2 YTD 2015 compared to $18.4 million for Q2 YTD 2014. This $2.5 million increase relates primarily to the inclusion of $5.7 million in transaction costs relating to the acquisition of Rio Alto offset by a $2.8 million decrease in charitable contributions, a $1.0 million decrease in share-based payments and a $0.4 million decrease in administrative and other expense. These decreases were offset by an increase in professional and consulting fees of $0.8 million and an increase in salaries and benefits of $0.2 million due to increased staffing at the corporate level during Q2 2015.

Other expense

Interest Expense

Interest expense for Q2 YTD 2015 was $2.1 million compared to $3.4 million in Q2 YTD 2014. The decrease is due to the repayment of the $50 million credit facility during Q2 2015 and the repayment of the additional $25 million drawn on the credit facility prior to Q1 2015. This was partially offset by the interest incurred on the $35 million loan which was acquired as part of the Rio Alto transaction.

Net foreign exchange loss

A foreign exchange gain of $0.7 million was recognized during Q2 YTD 2015 compared to a nominal amount during Q2 YTD 2014. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD$, Guatemalan Quetzal and Peruvian Nuevo Sol exchange rates.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters is as follows:

		Q1		Q4		Q3		Q2		Q1		Q4	Q3
	Q2 2015	2015	(1)	2014	(1)	2014	(1)	2014	(1)	2014	(1)	2013 (1)	2013 (1)
Metal Sold
Silver (000’s ozs)	3,840	4,640		4,073		5,102		4,805		4,180		-	-
Gold (ozs)	61,734	2,173		1,567		2,240		2,142		2,412		-	-
Lead (t)	1,602	2,210		1,818		2,257		2,670		2,386		-	-
Zinc (t)	2,507	3,495		3,068		2,265		3,066		2,253		-	-
Realized Price
Silver in
concentrate
(per oz)	$15.29	$17.16		$14.99		$16.87		$20.82		$20.20		$-	$-
Gold in
concentrate
(per oz)	$1,089	$1,204		$1,198		$1,158		$1,383		$1,349		$-	$-
Gold in doré
(per oz)	1,182	-		-		-		-		-		-	-
Lead (per t)	$2,330	$1,763		$1,754		$2,140		$2,200		$1,990		$-	$-
Zinc (per t)	$2,127	$2,023		$2,112		$2,532		$2,245		$1,973		$-	$-
LBMA/LME Price(2)
Silver (per oz)	$16.41	$16.71		$16.50		$19.74		$19.62		$20.48		$-	$-
Gold (per oz)	$1,193	$1,219		$1,201		$1,283		$1,288		$1,292		$-	$-
Lead (per t)	$1,947	$1,807		$2,000		$2,183		$2,095		$2,106		$-	$-
Zinc (per t)	$2,195	$2,023		$2,235		$2,311		$2,073		$2,029		$-	$-
Revenues	$133,812	$85,282		$65,396		$90,279		$104,717		$89,873		$-	$-
Earnings (loss) from operations	$2,615	$38,688		$15,829		$28,754		$45,198		$33,491		$(7,271)	$(14,196)
(Loss) earnings attributable to common shareholders	$(9,339)	$31,890		$9,836		$20,036		$36,107		$24,811		$(9,571)	$(15,537)
(Loss) earnings per Common Share
Basic	$(0.04)	$0.22		$0.07		$0.13		$0.25		$0.17		$(0.07)	$(0.11)
Diluted	$(0.04)	$0.22		$0.07		$0.13		$0.24		$0.17		$(0.07)	$(0.11)
Dividends paid	$13,589	$8,862		$2,953		$-		$-		$-		$-	$-
Cash flow provided by (used in) operating activities	$34,450	$25,774		$17,773		$62,321		$17,679		$21,549		$(12,062)	$(3,521)
Cash and cash equivalents	$112,222	$85,951		$80,356		$78,897		$51,506		$39,867		$8,838	$39,173
Total assets	$2,176,837	$997,462		$975,628		$963,267		$963,089		$930,309		$883,333	$874,323
Total long-term liabilities	$243,402	$5,331		$5,693		$5,099		$4,915		$4,701		$4,214	$4,887
Costs per silver/gold ounce produced
Total cash costs net of by-product credits(3)(4)	$9.27/540	$7.10		$6.26		$7.02		$5.65		$9.14		$-	$-
All-in sustaining costs per ounce net of by-product credits(3)(5)	$12.87/664	$9.78		$9.09		$9.62		$8.04		$10.25		$-	$-

(1)	Comparative Q1 2015 and prior quarter numbers exclude operational and financial information from Rio Alto.
(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(3)	Refer to the “Non-GAAP Financial Measures” and the “Additional GAAP Measures” sections of this MD&A.
(4)

Total cash costs net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 for Q2 2015.

(5)	All-in sustaining costs net of by-product credits per silver ounce produced exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF CONSOLIDATED QUARTERLY FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Q2 2015 vs. Q2 2014

The Company generated a loss of $9.3 million for Q2 2015 compared to earnings of $36.1 million for Q2 2014 as a result of the following factors (comparative 2014 data excludes Rio Alto):

Revenues

During Q2 2015, the Company sold in concentrate 3.8 million silver ounces, 1,512 gold ounces at realized prices of $15.29 and $1,089 per ounce, respectively, compared to 4.8 million silver ounces, 2,142 gold ounces at realized prices of $20.82 and $1,383 per ounce, respectively during Q2 2014. During Q2 2015, the Company sold 60,222 ounces of gold in doré at an average realized price of $1,182 per ounce. There were no doré sales prior to the acquisition of Rio Alto during Q2 2015.

During Q2 2015, the Company sold in concentrate 1,602 tonnes of lead and 2,507 tonnes of zinc at realized prices of $2,330 and $2,127 per tonne, respectively, compared to 2,670 tonnes of lead and 3,066 tonnes of zinc at realized prices of $2,200 and $2,245 per tonne, respectively, during Q2 2014.

Although concentrate sales decreased by approximately 21% during Q2 2015 when compared to Q2 2014 and realized metal prices decreased by approximately 22%, the inclusion of doré sales from the acquisition of Rio Alto during Q2 2015 resulted in revenues of $133.8 million, net of treatment and refining charges for Q2 2015, compared to $104.7 million in revenues for Q2 2014. This is an increase of in metal revenues of approximately $29.1 million or 28%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $78.5 million for Q2 2015 compared to $31.7 million during Q2 2014. The increase is primarily due to the inclusion of production costs relating to the La Arena mine, acquired in Q2 2015.

Royalties

During Q2 2015 royalty expense to Guatemalan government agencies was $14.2 million compared to $5.5 million in Q2 2014. This increase is primarily due to the increase in royalties from 5% to 10% beginning in Q1 2015 combined with a full quarter of production and sales compared to lower production and sales during the continuation of ramp-up in Q2 2014. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q2 2015, depreciation and depletion was $21.4 million compared to $11.0 million in Q2 2014. This increase is primarily due to the inclusion of $8.5 million of depletion and depreciation relating to the fair value of the La Arena mine which was acquired in Q2.

Other operating expenses

Exploration expenses

Exploration expenses were $2.0 million for Q2 2015 compared to $1.1 million in Q2 2014 as a result of the inclusion of exploration expenses relating to the acquisition of Rio Alto during Q2 2015.

General and administrative expenses

General and administrative expenses were $15.1 million for Q2 2015 compared to $10.2 million for Q2 2014. This $4.9 million increase relates primarily to the inclusion of $5.7 million of transaction costs relating to the acquisition of Rio Alto offset by a $2.4 million decrease in charitable contributions and a $0.2 million combined decrease in salaries and benefits and investor relations and communications expense. These decreases were offset by an increase in professional and consulting fees of $1.0 million and an increase of $0.8 million in administrative and other expenses both as a result of the acquisition of Rio Alto during Q2 2015.

Other expense

Interest Expense

Interest expense for Q2 2015 was $1.2 million compared to $1.7 million in Q2 2014. The decrease is due to the repayment of the $50 million credit facility during Q2 2015 and the repayment of the additional $25 million drawn on the credit facility prior to Q1 2015. This was partially offset by the interest incurred on the $35 million loan which was acquired as part of the Rio Alto transaction.

Net foreign exchange loss

A foreign exchange gain of $0.6 million was recognized during Q2 2015 compared to a gain of $0.1 million during Q2 2014. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD$, Guatemalan Quetzal and Peruvian Nuevo Sol exchange rates.

Q2 2015 vs. Q1 2015

The Company generated a loss of $9.3 million for Q2 2015 compared to earnings of $31.9 million for Q1 2015 as a result of the following factors (comparative Q1 2015 data excludes Rio Alto):

Revenues

During Q2 2015, the Company sold in concentrate 3.8 million silver ounces, 1,512 gold ounces at realized prices of $15.29 and $1,089 per ounce, respectively, compared to 4.6 million silver ounces, 2,173 gold ounces at realized prices of $17.16 and $1,204 per ounce, respectively during Q1 2015. During Q2 2015, the Company sold 60,222 ounces of gold in doré at an average realized price of $1,182 per ounce. There were no doré sales prior to the acquisition of Rio Alto during Q2 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q2 2015, the Company sold in concentrate 1,602 tonnes of lead and 2,507 tonnes of zinc at realized prices of $2,330 and $2,1279 per tonne, respectively, compared to 2,210 tonnes of lead and 3,495 tonnes of zinc at realized prices of $1,763 and $2,023 per tonne, respectively, during Q1 2015.

Although concentrate sales decreased by approximately 21% during Q2 2015 when compared to Q1 2015 and realized metal prices decreased by approximately 10%, the inclusion of doré sales from the acquisition of Rio Alto during Q2 2015 resulted in revenues of $133.8 million, net of treatment and refining charges for Q2 2015, compared to $85.3 million in revenues for Q1 2015. This is an increase of approximately $48.5 million or 57%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $78.5 million for Q2 2015 compared to $23.9 million during Q1 2015. The increase is primarily due to the inclusion of production costs relating to the La Arena mine, acquired in Q2 2015.

Royalties

During Q2 2015 royalty expense to Guatemalan government agencies was $14.2 million compared to $7.0 million in Q1 2015. This increase is primarily a result of recording approximately $7.2 million in royalty expense on 2014 sales that settled in 2015 at the increased royalty rate of 10% which was effective Q1 2015. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q2 2015, depreciation and depletion was $21.4 million compared to $9.3 million in Q1 2015. This increase is primarily due to the inclusion of $8.5 million of depletion and depreciation relating to the fair value of the La Arena mine which was acquired in Q2.

Other operating expenses

Exploration expenses

Exploration expenses were $2.0 million for Q2 2015 compared to $0.5 million in Q1 2015 as a result of fewer metres being drilled during the current quarter at the Escobal mine. This decrease was offset primarily by the inclusion of exploration expenses relating to the acquisition of Rio Alto during Q2 2015.

General and administrative expenses

General and administrative expenses were $15.1 million for Q2 2015 compared to $5.8 million for Q1 2015. This $9.3 million increase relates primarily to transaction costs relating to the acquisition of Rio Alto of $5.7 million, an increase in share-based payments of $2.0 million, an increase in salaries and benefits of $0.4 million, an increase in professional and consulting fees of $0.7 million and a $0.6 million increase in administrative and other expense as a result of the acquisition of Rio Alto during Q2 2015. These increases were offset slightly by a $0.1 million combined decrease in charitable contributions and investor relations and communications expenses.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for Q2 2015 was $1.2 million compared to $0.9 million in Q1 2015. The increase is due to the interest incurred on the $35 million loan which was acquired as part of the Rio Alto transaction slightly offset by the repayment of the $50 million credit facility during Q2 2015.

Net foreign exchange loss

A foreign exchange gain of $0.6 million was recognized during Q2 2015 compared to a gain of $0.2 million during Q1 2015. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD$, Guatemalan Quetzal and Peruvian Nuevo Sol exchange rates.

SELECTED OPERATIONAL RESULTS

Selected consolidated operational information from continuing operations for Q2 2015 and Q2 2014 is as follows:

Q2 2015

	Silver segment		Gold segment			Total
	Q2 2015	Q2 2014	Q2 2015	(1)	Q2 2014	Q2 2015	(1)	Q2 2014
Revenues	$62,615	$104,717	$71,197		$-	$133,812		$104,717
Silver produced (000’s ozs)	4,490	5,789	6		-	4,496		5,789
Gold produced (ozs)	2,069	2,928	60,282		-	62,351		2,928
Silver sold (000’s ozs)	3,834	4,805	6		-	3,840		4,805
Gold sold(ozs)	1,512	2,142	60,222		-	61,734		2,142
Average realized price(2)
Silver (per oz)	$15.29	$20.82	$-		$-	$15.29		$20.82
Gold (per oz)	$1,089	$1,383	$-		$-	$1,089		$1,383
Gold in doré (per oz)	$-	$-	1,182		-	$1,182		$-
LBMA/LME gold price
Silver (per oz)	$16.41	$19.62	$16.41		$-	$16.41		$19.62
Gold (per oz)	$1,193	$1,288	$1,193		$-	$1,193		$1,288
Costs Per Ounce Produced(3)(4)(5)(6)(7)
Total cash costs per ounce net of by-product credits	$9.27	$5.65	$540		$-	$9.27/540		$5.65
All-in sustaining costs per ounce net of by- product credits	$12.87	$8.04	$664		$-	$12.87/664		$8.04

(1)	Q2 2015 numbers for the gold segment include operational and financial information beginning April 1, 2015, the date of acquisition of Rio Alto.
(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(3)	Refer to the “Non-GAAP Financial Measures” and the “Additional GAAP Measures” sections of this MD&A.
(4)	Cost per silver ounce produced at the Escobal mine and cost per gold ounce produced at the La Arena mine.
(5)	The Company does not report on a gold equivalent ounce basis and therefore there is no consolidated total for costs per ounce produced.
(6)

Total cash costs net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 for Q2 2015.

(7)	All-in sustaining costs net of by-product credits per silver ounce produced exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2015

Selected consolidated operational information from continuing operations for Q2 YTD 2015 and Q2 YTD 2014 is as follows:

	Silver segment			Gold segment			Total
	Q2 YTD	Q2 YTD		Q2 YTD		Q2 YTD	Q2 YTD		Q2 YTD
	2015	2014	(1)	2015	(1)	2014	2015	(1)	2014
Revenues	$147,897	$194,590		$71,197		$-	$219,094		$194,590
Silver produced (000’s ozs)	9,067	9,910		6		-	9,073		9,910
Gold produced (ozs)	4,611	5,615		60,282		-	64,893		5,615
Silver sold (000’s ozs)	8,474	8,974		6		-	8,480		8,974
Gold sold(ozs)	3,685	4,548		60,222		-	63,907		4,548
Average realized price(2)
Silver (per oz)	$16.32	$20.56		$-		$-	$16.32		$20.56
Gold (per oz)	$1,157	$1,367		$-		$-	$1,157		$1,367
Gold in doré (per oz)	$-	$-		$1,182		$-	$1,182		$-
LBMA/LME gold price
Silver (per oz)	$16.56	$20.05		$16.41		$-	$16.56		$20.05
Gold (per oz)	$1,206	$1,290		$1,193		$-	$1,206		$1,290
Costs Per Ounce Produced(3)(4)(5)(6)(7)
Total cash costs per ounce net of by-product credits	$8.17	$6.08		$540		$-	$8.17/540		$6.08
All-in sustaining costs per ounce net of by- product credits	$11.31	$8.94		$664		$-	$11.31/664		$8.94

(1)	Q2 YTD 2015 numbers for the gold segment include operational and financial information beginning April 1, 2015, the date of acquisition of Rio Alto.
(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(3)	Refer to the “Non-GAAP Financial Measures” and the “Additional GAAP Measures” sections of this MD&A.
(4)	Cost per silver ounce produced at the Escobal mine and cost per gold ounce produced at the La Arena mine.
(5)	The Company does not report on a gold equivalent ounce basis and therefore there is no consolidated total for costs per ounce produced.
(6)

Total cash costs net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $0.79 for Q2 YTD 2015.

(7)	All-in sustaining costs net of by-product credits per silver ounce produced exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

Silver segment (Escobal mine)

	Q2 2015	Q2 2014	Q2 2015 YTD	Q2 2014 YTD

Tonnes Milled	390,177	311,092	725,351	584,784
Average Tonnes Milled (tpd)	4,288	3,419	4,007	3,231
Average Metal Grades
Silver (g/t)	422	657	458	607
Gold (g/t)	0.28	0.44	0.33	0.45
Lead	0.58%	1.22%	0.67%	1.11%
Zinc	0.99%	1.65%	1.13%	1.52%
Average Metal Recovery(1)
Silver	84.8%	88.1%	84.9%	86.5%
Gold	59.8%	65.7%	60.3%	65.9%
Lead	86.2%	90.5%	86.5%	88.9%
Zinc	76.4%	73.5%	77.5%	72.1%
Recovered Metal(2)
Silver Ounces	4,489,826	5,788,647	9,067,151	9,910,396
Gold Ounces	2,069	2,928	4,611	5,615
Lead Tonnes	1,958	3,451	4,215	5,793
Zinc Tonnes	2,954	3,782	6,364	6,427
Payable Metal(3)
Silver Ounces	4,246,133	5,495,442	8,588,721	9,397,176
Gold Ounces	1,847	2,640	4,232	5,062
Lead Tonnes	1,840	3,244	3,985	5,446
Zinc Tonnes	2,482	3,139	5,380	5,335
Costs Per Ounce Silver Produced(4)
Total cash costs per ounce before by-product credits(5)	$11.65	$8.38	$10.85	$8.93
Total cash costs per ounce net of by-product credits(5)	$9.27	$5.65	$8.17	$6.08
Total production costs per ounce net of by-product credits	$12.14	$7.55	$10.62	$8.25
All-in sustaining costs per ounce net of by-product credits(6)	$12.87	$8.04	$11.31	$8.94
Capital Expenditures(7)	$8,480	$7,566	$16,353	$18,321

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)	Payable metal calculated using average NSR payable values.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs before and net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 and $0.79 for Q2 2015 and Q2 YTD 2015, respectively.

(6)

All-in sustaining costs net of by-product credits per silver ounce produced for Q2 2015 and Q2 YTD 2015 exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.

(7)	Capital expenditures include project and sustaining capital.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Escobal mine continued to meet the expectations of management in Q2 2015. Operational highlights include:

•

Average mill throughput of 4,288 tpd, with an average silver head grade of 422 g/t for Q2 2015 compared to average mill throughput of 3,419 tpd with an average silver head grade of 657 g/t for Q2 2014. Average mill throughput of 4,007 tpd, with an average silver head grade of 458 g/t for Q2 YTD 2015 compared to average mill throughput of 3,231 tpd with an average silver head grade of 607 g/t for Q2 YTD 2014.

•

Produced metal concentrates containing 4.5 million ounces of silver, 2,069 ounces of gold, 1,958 tonnes of lead and 2,954 tonnes of zinc for Q2 2015, compared to 5.8 million ounces of silver, 2,928 ounces of gold, 3,451 tonnes of lead and 3,782 tonnes of zinc for Q2 2014. Produced metal concentrates containing 9.1 million ounces of silver, 4,611 ounces of gold, 4,215 tonnes of lead and 6,364 tonnes of zinc for Q2 YTD 2015, compared to 9.9 million ounces of silver, 5,615 ounces of gold, 5,793 tonnes of lead and 6,427 tonnes of zinc for Q2 YTD 2014.

•	Average silver recovery to concentrates of 84.8% and 84.9% for Q2 and Q2 YTD 2015 compared to 88.1% and 86.5% for Q2 and Q2 YTD 2014.

•

Produced 4,712 tonnes of lead concentrates containing an average silver grade of 28,227 g/t for Q2 2015 compared to 7,619 tonnes of lead concentrates containing an average silver grade of 22,791 g/t for Q2 2014. Produced 9,987 tonnes of lead concentrates containing an average silver grade of 26,808 g/t for Q2 YTD 2015 compared to 12,625 tonnes of lead concentrates containing an average silver grade of 23,456 g/t for Q2 YTD 2014.

Since the commencement of commercial production in Q1 2014, the operation has continued to perform as intended and is operating at design capacity.

During Q2 2015, 4,220 dry metric tonnes (“dmt”) of lead concentrate and 5,668 dmt of zinc concentrate containing approximately 3.9 million payable ounces of silver were shipped and sold to third party smelters compared to 6,575 dmt of lead concentrate and 6,757 dmt of zinc concentrate containing approximately 4.8 million payable ounces of silver shipped and sold during Q2 2014. During Q2 YTD 2015, 9,988 dmt of lead concentrate and 13,681 dmt of zinc concentrate containing approximately 8.5 million payable ounces of silver were shipped and sold to third party smelters compared to 11,884 dmt of lead concentrate and 11,886 dmt of zinc concentrate containing approximately 9.0 million payable ounces of silver shipped and sold during Q2 YTD 2014.

Q2 2015 concentrate sales generated $62.6 million in revenues at operating costs of $76.1 million resulting in mine operating loss of $13.5 million. Concentrate sales for Q2 2014 generated $104.7 million in revenues at operating costs of $48.2 million resulting in mine operating earnings of $56.5 million. Q2 YTD 2015 concentrate sales generated $147.9 million in revenues at operating costs of $122.7 million resulting in mine operating earnings of $25.2 million. Concentrate sales for Q2 YTD 2014 generated $194.6 million in revenues at operating costs of $94.9 million resulting in mine operating earnings of $99.7 million.

Total cash costs per ounce of silver produced, net of by-product credits, for Q2 and Q2 YTD 2015 were $9.27 and $8.17, respectively, compared to $5.65 and $6.08, for Q2 and Q2 YTD 2014, respectively. Current period cash costs are on target with the updated guidance range provided in the news release dated April 13, 2015 of $6.35 to $8.25 per ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Underground Development and Production

Underground development continues to advance in support of the life-of-mine production schedule. Development of the East Zone ramp system continued in the second quarter; the East Zone hosts approximately 40% of the Escobal mine reserves. The Company expects stope development in the East Zone to begin in the second half of 2015, with stope production in early 2016.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q2 2015, the Escobal mine delivered approximately 416,000 tonnes of ore to the surface, mined from stopes on multiple production sublevels including production from secondary transverse longhole stopes on the 1265m sublevel. Mine production for Q2 2014 totaled approximately 257,000 tonnes of ore. Production from the second mining front at the 1190m elevation began in the second quarter. The initial stope on the 1190m level was successfully mined using mass-blasting techniques, where all stope production drill rings are fired as a single detonation sequence which improves blasting and mucking efficiencies. This method will be employed increasingly at Escobal where appropriate.

Mill Performance

Mill operations averaged 4,288 tpd and 4,007 tpd for Q2 and Q2 YTD 2015, respectively, including 32 days where the average throughput rate exceeded 4,500 tpd. Expansion of the Escobal mill and associated facilities remain on track to achieve steady-state production of 4,500 tpd in the second half of 2015.

The mill processed a total of 390,177 and 725,351 tonnes during Q2 and Q2 YTD 2015 with average silver recoveries of 84.8% and 84.9%, respectively. Concentrate production in Q2 2015 totaled 4,712 tonnes of lead concentrate and 5,638 tonnes of zinc concentrate containing 4.5 million ounces of silver. Concentrate production in Q2 YTD 2015 totaled 9,987 tonnes of lead concentrate and 12,229 tonnes of zinc concentrate containing 9.1 million ounces of silver.

Capital Projects

Construction of the paste backfill plant is 85% complete, with final commissioning and start-up scheduled for September 2015. Deferral of the plant completion and commissioning due to equipment lead-time and delivery delays will not impact planned mine production. The Company anticipates annual cost reductions of $2.0 million to $3.0 million per year when the new plant is operational.

Installation and commissioning of the fourth tailing filter press has been completed. The filter press is operating at design specifications allowing the mill to sustain the planned expansion to 4,500 tpd throughput rate.

Installation of the second primary ventilation fan was near completion at the end of Q2 2015. Commissioning of the fan is scheduled for Q3 2015.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Gold segment (La Arena mine)

	Q2 2015	Q2 2014	(5)	Q2 YTD 2015	(5)	Q2 YTD 2015	(5)

Tonnes Mined	3,193,010	-		3,193,010		-
Strip Ratio	1.72	-		1.72		-
Tonnes Placed on Pads	3,446,122	-		3,446,122		-
Average Metal Grade
Gold (g/t)	0.60	-		0.60		-
Silver (g/t)	0.08	-		0.08		-
Average Metal Recovery(1)
Gold	85.8%	-		85.8%		-
Silver	80.0%	-		80.0%		-
Recoverable Metal(2)
Gold Ounces	56,573	-		56,573		-
Silver Ounces	7,091	-		7,091		-
Produced Metal
Gold Ounces	60,282	-		60,282		-
Silver Ounces	6,134	-		6,134		-
Payable Metal
Gold Ounces	60,222	-		60,222		-
Silver Ounces	6,103	-		6,103		-
Costs Per Ounce Gold Produced(3)
Total cash costs per ounce before by-product credits	$542	$-		$542		$-
Total cash costs per ounce net of by-product credits	$540	$-		$540		$-
Total production costs per ounce net of by-product credits	$682	$-		$682		$-
All-in sustaining costs per ounce net of by-product credits	$664	$-		$664		$-
Capital Expenditures(4)	$7,387	$-		$7,387		$-

(1)	Estimated percent metal recovered from material placed onto leach pads.
(2)	Recoverable gold ounces placed on leach pads.
(3)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(4)	Capital expenditures include project and sustaining capital.
(5)	Q2 YTD 2015 includes results from Rio Alto beginning April 1, 2015, the date of acquisition. No comparative results presented prior to acquisition.

The La Arena gold mine is located in northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Loading occurs with 170-tonne face shovels and a fleet of predominately 92-tonne dump trucks. Ore is truck-dumped in 8 metre lifts onto leach pads with no crushing or agglomeration required prior to leaching.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena continued to meet the expectations of management in Q2 2015. Operational highlights include:

•	There were 3,446,122 tonnes of ore placed on the pad;
•	The average gold grade of ore placed on the pad was 0.60 g/t;
•	A total of 5,491,540 tonnes of waste was mined for a strip ratio of 1.72;
•	There were 65,944 gold ounces placed on the pad;
•	There were 60,282 and 60,222 gold ounces produced and sold, respectively; and
•	Average gold recovery for the period was 85.8%.

Q2 2015 gold sales generated $71.2 million in revenues at operating costs of $53.0 million resulting in mine operating earnings of $18.2 million.

Total cash costs per ounce of gold produced, net of by-product credits, for Q2 and Q2 YTD 2015 were $540 and $540, respectively. Current period cash costs are on target with the updated guidance range provided in the news release dated April 13, 2015 of $625 to $650 per gold ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Pit Development and Production

Ore and waste were mined from the 3rd cut back and from the 4th cut back of the Calaorco Pit. Waste was mostly from the 4th cut back of the Calaorco Pit and partly from the 3rd cutback.

ADR Leach Pad Performance

The adsorption, desorption and refining (“ADR”) process plant performed well over the period with an average of 12 hectares under irrigation throughout Q2 2015. Pregnant solution was collected in the pregnant leach solution (“PLS”) pond and pumped to the absorption circuit at an average rate of 31 cubic metres per day.

Capital Projects

Sustaining capital projects during Q2 2015 included the leach pad extension and the waste dump extension. These projects are on schedule to meet the production requirements for 2015 and the first half of 2016.

Engineering work is complete for the highway diversion and the project is now in the permitting stage. Approximately 75% of the land required for the highway diversion has been purchased.

PROJECTS

Gold segment (Shahuindo)

The Shahuindo project is located in a prolific gold producing belt in northern Peru, 30km north of La Arena. It is designed as an open-pit, heap leach mine. The project’s technical report, prepared in accordance with the National Instrument 43-101 and dated September 2012, states Measured and Indicated resources total 147.3 million tonnes with gold and silver grades of 0.515 grams per tonne (g/t) and 7.1 g/t, respectively. Construction is on schedule with production expected to commence in Q1 2016.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The ADR plant platform was completed ahead of schedule and the remaining construction is being performed by a plant construction contractor. The contractor has mobilized personnel and completed all site inductions and startup procedures. In addition, all prefabricated plant components have been mobilized to site and are ready for installation. The plant construction commenced in early July 2015.

The earthmoving cut for the pilot pad is well advanced and placement of geomembrane commenced in July. This earthmoving has all been free-dig, and has not required explosives or any significant ripping with bulldozers and the Company has therefore realized cost savings.

The construction water supply which has been completed and is operational, is from an 18km3 geomembrane-lined pond which collects water from a natural spring on the Shahuindo property. In addition, two of the hydro-geological exploration drill holes have shown high flows and have potential to be developed into water production wells at the completion of the permitting process which is expected in Q3 2015.

The explosive magazine earthworks and bunker construction are completed. In early July this installation was inspected and reviewed by the controlling authority, SUCAMEC.

Mine haul roads to the starter pad and the final pad stability platform were both completed during Q2 2015. Clearing and preparation for the final pad stability platform is well advanced.

Other activities include camp and mine workshop construction, both of which are advancing on schedule.

During Q2 2015, illegal miners and disenfranchised individuals from the community near the Shahuindo Project blocked access roads to the project. While we do not believe such actions were supported by the local community or the government, these actions represent a social risk in the area. The number of protestors has diminished in the weeks since the blockade began, and the Peruvian government is working to remove the illegal miners.

EXPLORATION

Silver segment (Guatemala)

All identified mineral resources for the Escobal project are located on the Escobal exploitation concession. Combined with one other exploration concession, these concessions comprise the project area. Exploration drilling continued at the Escobal project throughout the quarter.

During the Q2 2015, five surface exploration holes for a total of 2,630 meters were drilled in the project area. Q2 YTD 2015 exploration drilling now totals 11 holes for 5,295 meters with mineralization in the project area now defined over a 3,000 meter strike length and 2,000 meter vertical range.

In addition to the Escobal vein, twelve veins have been identified throughout the region. These prospective areas continue to be evaluated however, a number of these veins occur on concessions that have not yet been granted. Given the proposed moratorium on new licenses, regional exploration efforts outside of our two approved licenses have been temporarily suspended.

With the Escobal mine in production, exploration to identify and define target extensions continues with priority placed on testing deep and lateral extension targets at Escobal as well as other district and regional targets.

Exploration expenditures totalled $0.4 million and $1.0 million for Q2 2015 and Q2 YTD 2015, respectively.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Gold segment (Peru)

During Q2 2015, exploration activity in Peru included drilling, interpretation and modeling of the La Arena porphyry (sulfide project), deep extension drilling of La Arena feeder structures and step out drilling at the Shahuindo project. Regional exploration activities were carried out in other high priority targets surrounding the La Arena and Shahuindo resource areas.

At La Arena, drilling concentrated on expanding the geologic model to include the deeper portion of the copper-gold porphyry located east of the oxide gold resource. Two holes totalling 1,856 meters were drilled during the quarter. Results of the deep drilling will be incorporated into a new geologic model and re-interpretation of the porphyry project later in the year. Other exploration activity at La Arena included drilling of the deep "Tilsa" feeder structures below the La Arena oxide gold resource with one hole totalling 597 meters drilled during Q2 2015.

Exploration at Shahuindo focused on step-out drilling to define the margins of the current resource area with a total of 35 holes for 7,691 meters completed during Q2 2015. In addition, six core holes for 2,584 meters were drilled to test deep feeder structures immediately below the planned Shahuindo pit. Results from these programs will be included in the Shahuindo geologic model and mineral reserve and mineral resource update scheduled for Q4 2015.

Exploration expenditures at La Arena and Shahuindo totalled $1.6 million and $1.6 million during Q2 2015 and Q2 2015 YTD, respectively.

DEBT FACILITIES

On January 2, 2014, the Company expanded its existing $50 million credit facility (the “facility”) and drew an additional $25 million to ensure adequate working capital through continued ramp-up of the Escobal mine and to provide working capital for general corporate purposes. The $25 million bore interest at a rate per annum of the USD$ London Interbank Offered Rate (“LIBOR”) plus 7.25% .

In July 2014, the Company amended the facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remained per the original agreement.

On September 3, 2014, the Company repaid the $25 million expanded portion of the facility with funds generated from mining operations. The original $50 million was repaid as scheduled from current cash balances and operating cash flows on June 3, 2015.

As part of the acquisition of Rio Alto during Q2 2015, the Company acquired debt in the form of a $35,000 credit facility agreement (the “loan”). The loan had an original one-year term, maturing June 16, 2015 and bore interest at 30-day LIBOR plus 2.60% . The funds were used for general working capital purposes. As security for this loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales. Upon maturity, the loan was extended an additional nine months to March 16, 2016. All other terms remained per the original contract.

LEASE OBLIGATION

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20.7 million in exchange for cash and a loss on sale of $0.1 million was recognized. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20.7 million for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1.2 million in principal on the lease was repaid. On April 1, 2015, the lease obligation had a fair value of $19.3 million. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2015 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2015 production and unit costs in the news release dated April 13, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com. The guidance reflects the acquisition of Rio Alto on April 1, 2015.

2015 Guidance (1)(2)(3)(6)

•	18 to 21 million ounces of silver contained in concentrates from the Escobal mine;
•	160 to 170 thousand ounces of gold in doré for the 9 months beginning April 1, 2015 from the La Arena mine;
•	Cash costs per ounce(1)(5) range as outlined in the following table:

	Silver full year			Gold 9 months
Total cash costs per ounce before by-product credits	$9.75	to	$11.25	$625	to	$650
By-product per ounce credit for gold, lead and zinc(4)	(3.40)	to	(3.00)	-	to	-
Total cash costs per ounce net of by-product credits	$6.35	to	$8.25	$625	to	$650

All-in sustaining costs per ounce	$9.75	to	$11.50	$900	to	$950

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in the press release dated April 13, 2015 available at www.sedar.com.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $2,315/tonne zinc.
(3)	Assumes payable by-product metal production: 11,300 ozs gold; 9,452 tonnes lead; 14,453 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.75; lead $0.95; zinc $1.70; total $3.40.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)	2015 Guidance figures presented are for the silver segment (Escobal mine) and the gold segment (La Arena mine).
(7)	The reconciliation which formed the basis for the ranges in the 2015 guidance is as follows:

Total cash costs	Silver full year	Gold 9 months
Production costs	$131,000	$90,600
Add/(subtract)
Royalties	38,000	11,000
Treatment and refining charges	41,000	1,000
Total cash costs before by-product credits(1)	$210,000	$102,600
Less gold credit	(13,000)	-
Less lead credit	(18,000)	-
Less zinc credit	(28,000)	-
Total cash costs net of by-product credits	$151,000	$102,600

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	164
Total cash costs per ounce before by-product credits	$10.50	$625
Total cash costs per ounce net of by-product credits	$7.55	$625

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1) Gold, lead and zinc by-product credits are calculated as follows:

	Silver full year
	Total Credit	Credit per ounce
Gold Ounces	$13,000	$0.65
Lead Tonnes	$18,000	$0.90
Zinc Tonnes	$28,000	$1.40

All-in sustaining costs	Silver full year	Gold 9 months
Total cash costs net of by-product credits	$151,000	$102,600
Sustaining capital	33,000	43,000
Exploration	3,000	3,000
Reclamation cost accretion	-	1,000
General and administrative expenses	33,000	2,000
All-in sustaining costs	$220,000	$151,600

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	164
All-in sustaining costs per ounce produced net of by-product credits	$11.00	$923

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of, among other things, the risks of doing business in foreign countries, the early production stage of the Escobal and La Arena mines, the sustainability of operations and the dependence on the Escobal and La Arena mines. This document should be read in conjunction with the 2014 Annual Information Form (“2014 AIF”) which includes a risk factor discussion under the heading “Description of Our Business – Risk Factors” ”, and our short form prospectus dated June 23, 2015 (“Prospectus”) which includes a risk factor discussion under the heading “Risk Factors”. The 2014 AIF and Prospectus are available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

RISKS RELATED TO OPERATIONS IN GUATEMALA AND PERU

The Company’s operations are subject to political, economic, social and geographic risks of doing business in Guatemala and Peru.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. For nearly two decades Guatemala has made progress in restructuring its political institutions and establishing democratic processes. Guatemala suffers from social problems such as a high crime rate and uncertain land tenure for many indigenous people, which could adversely affect the Escobal mine.

For more than two decades Peru has made progress in restructuring its political institutions and revitalizing its economy. In previous decades Peru’s history was one of political and economic instability during which governments intervened in the national economy and social structure, including periodically imposing various controls, the effects of which were to restrict the ability of both domestic and foreign companies to freely operate. There is also the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Local opposition to mine development projects occurs in Guatemala and Peru, and such opposition in the past has at times been violent. Roadblocks by members of local communities, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest or a political crisis in Guatemala or Peru could adversely affect the Company’s business and results of operations. Such adverse effects could result from the efforts of third parties to manipulate local populations into encroaching on the Company’ land, challenging the boundaries of such land, impeding access to the Company’s properties through roadblocks or other public protests or attacks against our assets or personnel.

As in any jurisdiction, mineral exploration and mining activities in Guatemala or Peru may be affected in varying degrees by government regulations relating to the mining industry or political instability. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Guatemala and Peru as developing countries may make it more difficult to obtain any required financing for projects.

RISKS RELATED TO THE RIO ALTO ACQUISITION

The Rio Alto Acquisition was completed with the expectation that it will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Tahoe and Rio Alto and enhanced growth opportunities for the combined companies. These anticipated benefits will depend in part on whether Tahoe and Rio Alto’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Rio Alto’s disclosure controls and procedures and internal control over financial reporting with our existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. In addition, there may be liabilities that we failed to discover or were unable to quantify in our due diligence of Rio Alto.

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs and all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”). These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company’s La Arena mine produces primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered by-product. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena mine, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for the three and six months ended June 30, 2015 for each operating segment of the Company.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Silver segment

Total cash costs and total production costs per ounce of produced silver, net of by-product credits

			Q2 YTD	Q2 YTD
Total cash costs and total production costs	Q2 2015	Q2 2014	2015	2014
Production costs	$34,075	$31,712	$58,015	$62,915
Add/(subtract)
Change in product inventory	(2,666)	2,549	4,518	(686)
Royalties(1)	14,176	5,492	21,173	10,473
Treatment and refining charges	6,732	8,745	14,675	15,770
Total cash costs before by-product credits(2)	$52,317	$48,498	$98,381	$88,472
Less gold credit	(1,647)	(2,792)	(4,262)	(6,046)
Less lead credit	(3,732)	(5,982)	(7,630)	(10,729)
Less zinc credit	(5,332)	(6,992)	(12,399)	(11,437)
Total cash costs net of by-product credits	$41,606	$32,732	$74,090	$60,260
Add/(subtract)
Depreciation and depletion	12,889	10,999	22,214	21,546
Total production costs net of by-product credits	$54,495	$43,731	$96,304	$81,806

Silver ounces produced in concentrate (000’s)	4,490	5,789	9,067	9,911

Total cash costs per ounce before by-product credits	$11.65	$8.38	$10.85	$8.93
Total cash costs per ounce net of by-product credits	$9.27	$5.65	$8.17	$6.08
Total production costs per ounce net of by-product credits	$12.14	$7.55	$10.62	$8.25

(1) Royalties include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 and $0.79 for Q2 2015 and Q2 YTD 2015, respectively.
(2) Gold, lead and zinc by-product credits are calculated as follows:

	Q2 2015				Q2 2014
		Unit	Total	Credit per		Unit	Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	1,645	$1,001	$1,647	$0.37	2,142	$1,303	$2,792	$0.48
Lead Tonnes	1,602	$2,330	$3,732	$0.83	2,670	$2,241	$5,982	$1.03
Zinc Tonnes	2,507	$2,127	$5,332	$1.19	3,066	$2,280	$6,992	$1.21

	Q2 YTD 2015				Q2 YTD 2014
		Unit	Total	Credit per		Unit	Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	3,685	$1,157	$4,262	$0.47	4,548	$1,329	$6,046	$0.61
Lead Tonnes	3,812	$2,002	$7,630	$0.84	5,052	$2,124	$10,729	$1.08
Zinc Tonnes	6,002	$2,066	$12,399	$1.37	5,320	$2,150	$11,437	$1.15

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

			Q2 YTD	Q2 YTD
All-in sustaining costs	Q2 2015	Q2 2014	2015	2014
Total cash costs net of by-product credits	$41,606	$32,732	$74,090	$60,260
Sustaining capital(1)	7,106	2,485	13,085	7,300
Exploration	444	1,079	960	2,529
Reclamation cost accretion	48	22	99	45
General and administrative expenses(2)	8,565	10,237	14,377	18,438
All-in sustaining costs	$57,769	$46,555	$102,611	$88,572

Silver ounces produced in concentrate (000’s)	4,490	5,789	9,067	9,911

All-in sustaining costs per ounce produced net of by-product credits	$12.87	$8.04	$11.31	$8.94

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.
(2)	General and administrative expenses for Q2 2015 and Q2 YTD 2015 exclude $5.7 million in transaction costs related to the acquisition of Rio Alto on April 1, 2015.

Gold segment

Total cash costs and total production costs per ounce of produced gold, net of by-product credits

		Q2 YTD
Total cash costs and total production costs	Q2 2015	2015
Production costs	$44,433	$44,433
Add/(subtract)
Change in product inventory	(11,746)	(11,746)
Total cash costs before by-product credits	$32,687	$32,687
Less silver credit(1)	(100)	(100)
Total cash costs net of by-product credits	$32,587	$32,587
Add/(subtract)
Depreciation and depletion	8,543	8,543
Total production costs net of by-product credits	$41,130	$41,130

Gold ounces produced	60,282	60,282

Total cash costs per ounce before by-product credits	$542	$542
Total cash costs per ounce net of by-product credits	$540	$540
Total production costs per ounce net of by-product credits	$682	$682

(1)           The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2014 figures are excluded.

	Q2 2015				Q2 YTD 2015
		Unit	Total	Credit per		Unit	Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Silver Ounces	6,103	$16.39	$100	$1.66	6,103	$16.39	$100	$1.66

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

All-in sustaining costs	Q2 2015	Q2 YTD 2015
Total cash costs net of by-product credits	$32,587	$32,587
Sustaining capital	5,929	5,929
Exploration	366	366
Reclamation cost accretion	369	369
General and administrative expenses	768	768
All-in sustaining costs	$40,019	$40,019

Gold ounces produced	60,282	60,282

All-in sustaining costs per ounce produced net of by-product credits	$664	$664

(1)	The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2014 figures are excluded.

ADDITIONAL GAAP MEASURES

The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Mine operating earnings

Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s overall mine operating performance when taking into account certain costs not directly associated with production.

Cash flow provided by operating activities before changes in working capital

Cash flow provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Management believes that this presentation provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operation.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CASH FLOW

Q2 2015 vs. Q2 2014

Cash provided by operating activities before changes in working capital was $28.0 million for Q2 2015, compared to $58.9 million for Q2 2014. Net cash provided by operating activities totaled $34.5 million for Q2 2015, compared to $17.7 million for the Q2 2014. The increase in cash from operations was due to the increased production from operating the Escobal mine for a full quarter during Q2 2015 compared to ramp-up production levels during Q2 2014 as a result of the commencement of commercial operations partially offset by lower metal prices during Q2 2015. In addition, beginning Q2 2015, production from the La Arena mine is included in the consolidated cash flows from operating activities.

Investing activities consisted of additions to property, plant, and equipment of $28.7 million during Q2 2015, compared to $9.2 million during Q2 2014. These additions were offset by $61.7 million in cash acquired through the Rio Alto acquisition in Q2 2015.

Financing activities resulted in a cash outflow of $41.6 million during Q2 2015 compared to cash inflows of $3.0 million during Q2 2014. The Q2 2015 outflow was primarily due to the repayment of the loan facility of $50 million in addition to $13.6 million relating to the payment of dividends and $1.4 million in interest paid offset by $25.2 million in proceeds from the issuance of common shares on exercise of share options and warrants. Cash provided by financing activities in Q2 2014 consisted primarily of a $4.3 million cash inflow relating to proceeds from the issuance of common shares on the exercise of stock options partially offset by interest and fees paid relating to the facility.

Q2 YTD 2015 vs. Q2 YTD 2014

Cash provided by operating activities before changes in working capital was $76.9 million for Q2 YTD 2015, compared to $104.8 million for Q2 YTD 2014. Net cash provided by operating activities totaled $60.2 million for Q2 YTD 2015, compared to $39.2 million for the Q2 YTD 2014. The increase in cash from operations was due to the increased production from operating the Escobal mine for a full quarter during Q2 2015 compared to ramp-up production levels during Q1 2014 as a result of the commencement of commercial operations partially offset by lower metal prices during Q2 YTD 2015. In addition, beginning Q2 2015, production from the La Arena mine is included in the consolidated cash flows from operating activities.

Investing activities consisted of additions to property, plant, and equipment of $39.4 million during Q2 YTD 2015, compared to $27.5 million during Q2 YTD 2014. The change from 2014 levels is a result of completion of construction at the Escobal mine and commencement of commercial operations and the inclusion of the cash acquired in the acquisition of Rio Alto during Q2 YTD 2015.

Financing activities resulted in a cash outflow of $51.2 million during Q2 YTD 2015 compared to cash inflows of $30.9 million during Q2 YTD 2014. The Q2 YTD 2015 outflow was primarily due to the repayment of the loan facility of $50 million in addition to $22.5 million relating to the payment of dividends and $2.2 million in interest paid. Cash provided by financing activities in Q2 YTD 2014 consisted primarily of the $25 million drawing of the expanded credit facility and $9.0 million relating to proceeds from the issuance of common shares on the exercise of stock options partially offset by interest and fees paid relating to the facility.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance at June 30, 2015 was $112.2 million compared to $80.4 million at December 31, 2014.

The Company had working capital of $88.7 million and non-current liabilities of $243.4 million at June 30, 2015. This compares to working capital of $42.7 million at December 31, 2014 and non-current liabilities of $5.7 million. This change in the working capital position was due to the sale of concentrate production, collection of concentrate sales accounts receivable and buildup of product inventories and the acquisition of Rio Alto during Q2 2015.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate and doré production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the “Debt Facilities” and “Recent Developments” sections of this MD&A for further information.

The Company’s capital consists of the following:

	June 30,	December 31,	January 1,
	2015	2014	2014
Equity	$1,780,377	$878,060	$774,154
Debt	35,000	49,804	49,479
Lease obligations	17,507	-	-
	1,832,884	927,864	823,633
Less: cash and cash equivalents	(112,222)	(80,356)	(8,838)
	$1,720,662	$847,508	$814,795

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2014.

Dividends declared and paid during Q2 2015 and Q2 YTD 2015 totaled $13.6 million and $22.5 million, respectively (no dividends were declared or paid during Q2 2014 or Q2 YTD 2014).

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

COMMITMENTS AND CONTINGENCIES

The Company’s significant undiscounted commitments at June 30, 2015 are as follows:

				June 30,	December 31,
				2015	2014
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities and other current liabilities	$111,219	$-	$-	$111,219	$40,246
Debt	35,000	-	-	35,000	51,313
Income tax payable	6,839	-	-	6,839	1,825
Lease and contractual agreements	1,245	1,994	-	3,239	7,783
Commitments to purchase equipment, services, materials and supplies	35,417	415	-	35,832	19,400
Other long-term liabilities	-	20,308	-	20,308	2,164
Reclamation provision	9	993	49,458	50,460	10,240
	$189,729	$23,710	$49,458	$262,897	$132,971

The significant increase over December 31, 2015 relates primarily to the acquisition of Rio Alto during Q2 2015.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are debt, finance leases and a currency swap. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

Currency Swap

Concurrent with the sale-leaseback agreement discussed in the “Lease Obligation” section, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23.6 million at a fixed exchange rate of 2.96 Peruvian nuevo soles to 1 $USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. At June 30, 2015, the Currency Swap had a fair value of $1.9 million and is included in other non-current liabilities. For the three months ended June 30, 2015, a loss of $0.4 million was recorded in the statement of operations.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal mine, the La Arena mine or the Shahuindo project as at June 30, 2015.

OUTSTANDING SHARE DATA

As at August 11, 2015, the Company had 227,038,910 issued and outstanding common shares, 4,831,791 issued and outstanding options and 353,000 issued and outstanding DSAs.

DIVIDENDS

The Company declared and paid dividends of $13.6 million to shareholders during Q2 2015 and declared and paid dividends of $4.5 during July. The Company declared and made payable dividends of $4.5 million to shareholders during August 2015. This increase over prior quarter dividend payments relates to the additional shares outstanding as a result of the Rio Alto acquisition effective Q2 2015.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2015

The Company has evaluated the new and revised IFRS standards and has determined that there is no material impact on the interim financial statements upon adoption. Details of these accounting standards adopted are disclosed in note 4a) of the interim financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q2 2015, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact the future accounting standards and interpretations are expected to have on its consolidated financial statements. Details of these future accounting standards and interpretations are disclosed in note 4b) of the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the interim financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements and related MD&A. During Q2 2015, there have been no changes to these policies, except those disclosed in note 3d) of the interim financial statements.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of June 30, 2015.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements. Management has concluded that the Company’s ICFR were effective as of June 30, 2015 and provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

In accordance with National Instrument 52-109, the design of internal control over financial reporting excludes the controls, policies and procedures of Rio Alto on the basis that Rio Alto was acquired on April 1, 2015 and therefore not more than 365 days before the end of the relevant period of June 30, 2015.

Other than the limitation described above, there were no changes in the Company’s ICFR during Q2 2015 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information in this MD&A may include, but is not limited to: statements related to the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the expected use of the funds drawn on the Revolving Facility; the 2015 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold; exploration and review of prospective mineral acquisitions; statements relating to changes in Guatemalan and Peruvian mining laws and regulations and the timing and results of court proceedings; the timing for the final commissioning and start-up of the paste backfill plant, as well as the expected annual cost reductions once the new plant is operational; the expected ramp-up to the 4500 tpd mill throughput rate in the second half of 2015; the timing for the installation and commissioning of the second primary ventilation fan; the pad and waste dump expansion at La Arena; the timing of the construction and permitting schedule at Shahuindo; and the timing for the revised Shahuindo model and mineral reserve and mineral resource update.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver, gold and other metals; the Company’s ability to operate in a safe, efficient and effective manner; the successful integration of Rio Alto and the realization of anticipated benefits; the prices for key mining supplies, including labour costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the exchange rates among the Canadian dollar, the Guatemalan quetzal, the Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including among other things: risks associated with the Company’s dependence on the Escobal and La Arena mines; the limited operating history of the Escobal and La Arena mines; risks associated with the fluctuation of the price of silver, gold and other metals, the risk of unrest and political instability in Guatemala and Peru; risks associated with the availability of additional funding as and when required, exploration and development risks; permitting and licensing risks; uncertainty in the estimation of mineral reserves and mineral resources; risks related to the Company’s indebtedness; geologic, hydrological, and geotechnical risks; mining risks which delay operations or prevent extraction of material; infrastructure risks; inflation risks; governmental regulation risks; environmental risks and hazards; insurance and uninsured risks; risks related to the transportation of concentrate; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labour and employment risks; risks related to the Company’s interactions with indigenous communities; risks related to community actions and protests; risks associated with dependence on key management personnel and executives; the timing and possible outcome of pending litigation; other unanticipated litigation risks; the risk that dividends might not continue to be declared; risks associated with the repatriation of earnings; risks of negative operating cash flow; risks associated with the interests of certain directors in other mining projects; risks associated with dilution; risks associated with stock exchange prices; compliance with anti-bribery and anti-corruption requirements; our ability to maintain effective controls and procedures; risks associated with effecting service of process and enforcing judgments; potentially unknown risks and liabilities associated with the Rio Alto acquisition; and the integration of finances and operations of Rio Alto. See the Company’s 2014 Annual Information Form under the heading “Description of Our Business – Risk Factors” and the Company’s short-form prospectus dated June 23, 2015 under the heading “Risk Factors”, each of which are “available on www.sedar.com.

Management’s Discussion and Analysis For the Three and Six Months Ended June 30, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral resource and mineral reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.